February 25, 2019

David Loflin
Chief Executive Officer
Clikia Corp.
7117 Florida Boulevard
Suite 203
Baton Rouge, LA 70806

       Re: Clikia Corp.
           Form 1-A
           Filed January 14, 2019
           File No. 024-10934

Dear Mr. Loflin:

       We have reviewed your offering statement and do not have any comments.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact J. Nolan McWilliams at 202-551-3217 or John Dana Brown at 202-551-
3859 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure